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                                                                     EXHIBIT 5.1

                                [Letterhead of]

                            CRAVATH, SWAINE & MOORE
                               [New York Office]

                                                                  April   , 1997



                          Dean Witter, Discover & Co.
                          ---------------------------
                     Merger with Morgan Stanley Group Inc.
                     -------------------------------------

Dear Ladies and Gentlemen:

     We have acted as counsel for Dean Witter, Discover & Co., a Delaware corporation ("Dean Witter Discover"), in connection with the Agreement and Plan
of Merger dated as of February 4, 1997, as amended and restated on April   ,
1997 (as amended and restated, the "Merger Agreement"), between Dean Witter Discover and Morgan Stanley Group Inc., a Delaware corporation ("Morgan Stanley"). The Merger Agreement provides for, among other things, the merger of Morgan Stanley with and into Dean Witter Discover (the "Merger"). Dean Witter Discover will be the surviving corporation in the Merger (the "Surviving Corporation") and will be renamed Morgan Stanley, Dean Witter, Discover & Co. Pursuant to the Merger Agreement, each outstanding share of common stock, par value $1.00 per share, of Morgan Stanley ("Morgan Stanley Common Stock") (other than certain shares of Morgan Stanley Common Stock owned by Dean Witter Discover or Morgan Stanley, which will be cancelled) will be converted, upon the effectiveness of the Merger (the "Effective Time"), into 1.65 shares of common stock, par value $0.01 per share, of Dean Witter Discover ("Dean Witter Discover Common Stock"). In addition, pursuant to the Merger Agreement, each outstanding share of preferred stock, without par value, of Morgan Stanley ("Morgan Stanley Preferred Stock") (other than certain shares of Morgan Stanley Preferred Stock owned by Dean Witter Discover or Morgan Stanley, which will be cancelled) will be converted, at the Effective Time, into one share of a corresponding series of preferred stock, par value $0.01 per share, of Dean Witter Discover ("Dean Witter Discover Preferred Stock"). The shares of Dean Witter Discover Common Stock and Dean Witter Preferred Stock that are to be issued at the
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Effective Time in connection with the Merger are referred to herein as the
"Shares".

     We have examined such corporate records, certificates and other documents as we have considered necessary or appropriate for the purposes of this opinion. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as copies. We have relied upon the opinion of Richards, Layton & Finger, Delaware counsel to Dean Witter Discover as to the due authorization of the Shares. We have also relied, to the extent that we deemed such reliance proper, upon certificates of public officials with respect to the accuracy of material factual matters contained therein which were not independently established.

     Based on such examination, we are of opinion that the Shares, when issued at the Effective Time in accordance with the Merger Agreement, will be legally issued, fully paid and nonassessable.

     We hereby consent to the inclusion of this opinion as an exhibit to the registration statement on Form S-4 filed with the Securities and Exchange Commission with respect to the Merger and the issuance of the Shares in connection therewith and consent to the reference to this opinion under the heading "Legal Matters" in the Joint Proxy Statement/Prospectus included therein.


                                                        Very truly yours,



Dean Witter, Discover & Co.
        Two World Trade Center
            New York, New York 10048

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